N E W S R E L E A S E

August 15, 2006 News Release 06-31	Trading Symbols: Nasdaq National Market: SSRI TSX: SSO

SILVER STANDARD INCREASES PITARRILLA SILVER RESOURCE BY 116%

Vancouver, B.C. -- Silver Standard Resources Inc. is pleased to report that project resources have increased significantly at its wholly-owned Pitarrilla silver project located in the state of Durango, Mexico. The increased resources are comprised of measured and indicated silver resources totalling 234.3 million ounces, an increase of 249%, and inferred silver resources of 192.1 million ounces, an increase of 47.5%.

The following block model resource estimate is based on a cut-off grade of 40 grams of silver per tonne and was prepared by James A. McCrea, P.Geo., an independent qualified person, as defined by Canada’s National Instrument 43-101.

Silver Resource Summary - August 2006
Category	Tonnes (in millions)	Silver Grade (in g/tonne)	Silver Grade (in oz./ton)	Contained Silver (in millions of ounces)
Measured	27.2	120.6	3.5	105.5
Indicated	35.6	112.5	3.3	128.8
Inferred	64.4	92.7	2.7	192.1

This resource estimate is based on 60,710 meters of drilling, comprised of 155 diamond drill holes totalling 40,153 meters and 186 reverse circulation holes totalling 20,557 meters. This compares to 34,714 meters of drilling for the March, 2006 resource estimate which did not include drilling data from Breccia Ridge.

The current block model resource estimate was prepared using available assay data up to hole PD-155 but excludes deep, polymetallic intersections in holes PD-128, PD-142, PD-148 and PD-152. Three diamond drill rigs are currently on the property, with the South Ridge Zone open along strike to the north and the Breccia Ridge Zone open to the north, east and to depth. Silver Standard expects that a fourth diamond drill rig will commence work on site later this year.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for exploration at the Pitarrilla project.

With the increase in resources at Pitarrilla, Silver Standard has the largest published silver resource of any publicly traded silver company, now totalling:

Silver Reserve and Resource Summary - August 2006

Silver bullion	1.95 million ounces
Silver reserves
Proven and probable	107.1 million ounces
Silver resources
Measured	169.5 million ounces
Indicated	434.0 million ounces
Inferred	584.1 million ounces
Historical	32.1 million ounces

Silver Standard Resources Inc. is a well-financed silver resource company that continues to seek growth through silver acquisitions, and exploration and development of its own silver projects.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

For the Pitarrilla project, all assays were submitted for preparation and analysis by ALS Chemex at its facilities in Chihuahua, Mexico (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using three acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of silver: The terms “measured resource”, “indicated resource” and “inferred resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the indicated category will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of silver resources expressed in ounces in the mineral resource categories in this news release are in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.